21.1 Subsidiaries of Terra Nova Financial Group, Inc.

The Terra Nova Financial Group, Inc. wholly-owned subsidiaries as of December 31, 2007 are as follows:

Name of Subsidiary	State or Country Registered
Terra Nova Financial, LLC	Illinois limited liability company
Market Wise Securities, LLC	Delaware limited liability company
Market Wise Stock Trading School, LLC	Colorado limited liability company
RushTrade Securities, Inc.	Delaware corporation
RushGroup Technologies, Inc.	Texas corporation
Rushmore Securities Corporation	Texas corporation
RushTrade.com, Inc	Texas corporation
LostView Development Corporation	Texas corporation
SC QuantNova Research SRL	Romanian limited liability company

The Parent Company, Terra Nova Financial Group, Inc. is a Texas corporation.